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                                                                    Exhibit 8(A)





                                                            May __ , 2002

Board of Directors
CompuDyne Corporation
7249 National Drive
Hanover, Maryland 21076


Ladies and Gentlemen:

         This opinion is being delivered to you in accordance with Section 8.1(i) of the Agreement and Plan of Merger dated May 10, 2001, as amended January 25, 2002 (the "Agreement"), by and among CompuDyne Corporation ("CompuDyne"), a Nevada corporation, CompuDyne's wholly- owned subsidiary, New Tiburon, Inc. ("New Tiburon") a Virginia corporation, and Tiburon, Inc., a Virginia corporation.

         In connection with the preparation of this opinion, we have examined and with your consent relied upon the following documents (including all exhibits and schedules thereto, (collectively, the "Documents"): (1) the Agreement; (2) the Registration Statement on Form S-4 of CompuDyne (File No. 333- ____) filed with the Securities and Exchange Commission on March __, 2002,
(3) representations and certifications made to us by CompuDyne and New Tiburon (attached hereto as Exhibit A); and (4) representations and certifications made to us by Tiburon (attached hereto as Exhibit B). All capitalized terms used herein and not otherwise defined shall have the same meaning as they have in the Agreement and the Registration Statement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").
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                            THE PROPOSED TRANSACTION

         Based solely upon our review of the Documents, we understand that the proposed transaction will occur as follows:

         CompuDuyne is a publicly traded Nevada corporation based in Hanover, Maryland and currently provides a diverse range of products and services to the public safety and criminal justice sector.

         Tiburon is a Virginia corporation based in Fremont, California that provides software products and computer systems and related services to the public safety and criminal justice sector of state, county, and local governmental units.

         The purpose of the Merger is to enable CompuDyne to acquire the assets and business of Tiburon. After the Merger, Tiburon's operations and business will be continued by CompuDyne. Tiburon and CompuDyne have represented in the S-4 filing related to the Merger that each has a significant business purpose for the Merger.

         Under the Agreement, Tiburon will merge with and into New Tiburon. Immediately upon the Effective Time, Tiburon's corporate existence will cease, and New Tiburon will be the Surviving Corporation. As the Surviving Corporation, New Tiburon will succeed to all of the assets and liabilities of Tiburon. New Tiburon will use the name "Tiburon" as its corporate name as well as for tradename purposes.

         Pursuant to the intended Merger, CompuDyne purchased approximately 625,000 shares of Tiburon common stock during 2001 from historic Tiburon shareholders for an aggregate sales price of $3,000,000. CompuDyne also purchased $3,000,000 worth of newly issued preferred shares from Tiburon.

         By virtue of the Merger, each share of Tiburon Common Stock and each share of Tiburon Preferred Stock issued and outstanding prior to the Effective Time and held by shareholders other than CompuDyne, will be exchanged for Merger Consideration, consisting of cash and/or common or preferred shares of CompuDyne. Outstanding Warrants to purchase common shares of Tiburon will be exchanged for cash and warrants to purchase common shares of CompuDyne.

         Under the terms of the Agreement, Tiburon common stock shareholders will receive cash, common stock of CompuDyne, or a combination of cash and common stock of CompuDyne, depending on the elections of both Tiburon's common shareholders and CompuDyne as set forth below. For purposes of determining the amount of cash or the number of shares of CompuDyne common stock to be paid or issued to Tiburon common shareholders, the Agreement set a cash price equal to $4.80 per Tiburon share. The Agreement further provided that this price increases by $0.045 for each full month after September 2, 2001 until the closing. If the Merger has not closed by April 2, 2002, the price increases monthly thereafter by $0.05 for each full month prior to closing. Assuming a closing in May, 2002, the cash price will equal $5.17 per share. As Merger

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Consideration, CompuDyne will pay this amount in cash or the equivalent value in shares of common stock of CompuDyne valued, for exchange purposes only, at $11.00 per share or a combination of cash and shares of CompuDyne common stock, all as determined in accordance with the election provisions described below.
The Exchange Ratio for the CompuDyne common stock will be the cash price divided by $11.00. Assuming a May, 2002 closing, the Exchange Ratio will be 0.47 shares of CompuDyne common stock for each share of Tiburon common stock.

         Pursuant to the Agreement, CompuDyne may elect to exchange, in the aggregate, from 50% to 65% of Tiburon common stock for CompuDyne common stock (the "Stock Percentage"). However, CompuDyne may not elect a percentage, even if it falls within that range, if that percentage would cause the exchange of Tiburon stock for CompuDyne stock to be a taxable exchange. Tiburon shareholders may elect to receive CompuDyne common stock in any percentage up to 100%. However, CompuDyne may adjust the elections by Tiburon stockholders to achieve CompuDyne's elected aggregate Stock Percentage. CompuDyne will not issue fractional shares, and Tiburon shareholders will receive cash for their fractional shares.

         The holders of the Tiburon Preferred stock outstanding immediately prior to the Effective Time will receive cash in an amount equal to the total number of shares of Tiburon common stock into which the Tiburon Preferred is convertible multiplied by the Cash Percentage and by the actual cash price for each such share. The holders of the Tiburon Preferred stock will also receive CompuDyne Preferred as the balance of the consideration for their shares. The number of shares of CompuDyne Preferred that each holder will receive will be determined by multiplying the number of shares of Tiburon common stock into which such Tiburon Preferred is convertible by the Stock Percentage and by the Exchange Ratio. The terms and conditions of the CompuDyne Preferred shall be substantially the same as the Tiburon Preferred except that instead of being convertible into Tiburon common stock, each such share of CompuDyne Preferred shall be convertible into one share of CompuDyne common stock.

         At the Effective Time, each warrant to purchase Tiburon common stock issued by Tiburon which is outstanding and unexercised immediately prior to the Effective Time will be converted automatically into cash and a warrant to purchase CompuDyne common stock. The amount of cash will be determined by multiplying the number of shares of Tiburon common stock for which the Tiburon Warrants are exercisable by the Cash Percentage fixed by CompuDyne and by $5.17 (assuming the Merger closes in May 2002), less the applicable exercise price. The CompuDyne Warrants will be substantially similar to the Tiburon Warrants, but will entitle the holder to receive, upon exercise and payment of the exercise price, shares of CompuDyne common stock based on the Exchange Ratio. The number of CompuDyne Warrants received for each Tiburon Warrant will be determined by multiplying the number of shares of Tiburon common stock for which the Tiburon Warrants are exercisable by the Stock Percentage fixed by CompuDyne and by the Exchange Ratio.

         ASSUMPTIONS AND REPRESENTATIONS

         In connection with rendering this opinion, we have assumed or obtained representations (and, with your consent, are relying thereon, without any independent investigation or review thereof,

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although we do not know of any material facts or circumstances contrary to or inconsistent therewith) that:

         1. All information contained in the Documents is accurate. We have also assumed that there has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

         2. The Merger will be consummated in accordance with Virginia, and California state law and will qualify as a statutory merger under Virginia state law.

         3. All representations made in the exhibits hereto are true, correct, and complete in all material respects. Any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification.

         4. The Merger will be consummated in accordance with the Merger Agreement and as described in the Registration Statement (including satisfaction of all covenants and conditions to the obligations of the parties without amendment or waiver thereof); Tiburon, CompuDyne and New Tiburon will comply with all reporting obligations with respect to the Merger required under the Code and the Treasury Regulations thereunder; and the Merger Agreement and all other documents and instruments referred to therein or in the Proxy Statement are valid and binding in accordance with their terms.

                LEGAL ANALYSIS OF FEDERAL INCOME TAX CONSEQUENCES

         Section 368(a)(1)(A) of the Code provides that a "Type A" reorganization includes a statutory merger or consolidation effected pursuant to the applicable corporation laws of the United States or a state or territory of the United States.

         Section 368(a)(2)(D) of the Code provides that the acquisition by one corporation of substantially all of the properties of another corporation, in exchange for stock of a corporation which is in control of the acquiring corporation, shall not disqualify a transaction under Section 368(a)(1)(A) if
(i) no stock of the acquiring corporation is used in the transaction and (ii) the transaction would have otherwise qualified as a Type A reorganization had the merger been into the controlling corporation.

         Sections 1.368-1(b) and 1.368-2(g) of the Income Tax Regulations (the "Regulations") provide that the following additional requirements must be met for a transaction to qualify as a reorganization within the meaning of Section 368 of the Code:

         (i) "continuity of interest" must be present,
         (ii) "continuity of business enterprise" must exist, and
         (iii) the transaction must be undertaken for reasons pertaining to the continuance of the business of a corporation which is a party to the transaction.

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         In general, the continuity of interest test requires that the owners of the acquired entity receive and retain a meaningful equity interest in the surviving entity. The Internal Revenue Service (the "Service") has issued Treas. Reg. Section 1.368-1(e) providing rules for satisfying the continuity of interest requirement. This regulation provides that this requirement is satisfied if a substantial part of the value of the proprietary interest in the target corporation is preserved in the reorganization. Generally, continuity of interest does not exist to the extent that the acquiring corporation acquires target stock for consideration other than stock of the acquiring corporation, or if, in connection with the plan of reorganization, the acquiring company's stock is redeemed (or purchased by a related party). In addition, continuity of interest is not preserved to the extent that, prior to and in connection with the plan of reorganization, the target corporation (or a related party) redeems or acquires target stock with consideration other than stock of the target or makes an extraordinary distribution with respect to the target stock. Sales by the target shareholders of stock of the acquiror received in the transaction to unrelated third parties occurring before or after a reorganization are disregarded.

         For advance ruling purposes, the Service has held that it will regard this test to have been satisfied if stockholders of the acquired entity will exchange at least 50%, by value, of the total outstanding stock of the acquired entity for stock of the acquiring entity. Rev. Proc. 86-42, 1986-2 C.B. 722, and Rev. Proc. 77-37, 1977-2 C.B. 568. Stock of Tiburon acquired by CompuDyne from historic Tiburon shareholders for cash in prior transactions in connection with the Merger is included in this calculation. Treas. Reg.1.368-1(e)(6) Ex.4(ii). [ The Merger satisfies these requirements for an advance ruling, and therefore meets the continuity of interest requirements.] [THIS BRACKETED TEXT WILL BE INCLUDED IN THE OPINION ONLY IF THE REV PROC. 77-37 SAFE HARBOR IS MET. ALL OTHER BRACKETED TEXT WILL ONLY BE INCLUDED IF THE SAFE HARBOR IS NOT MET. ]

         [The Merger has been structured in such a manner that the CompuDyne common and preferred stock exchanged as consideration pursuant to the Merger need not have a value that is at least 50 percent of the value of the total outstanding stock of Tiburon at the Effective Time of the Merger. ]

         [The Service's advance ruling safe harbor described above merely indicates the level of continuity required by the Service for the issuance of an advance ruling. It does not necessarily represent the degree of continuity that is required to qualify as a reorganization. The Service has explicitly stated that the safe harbor is not intended to define the lower limits of the continuity of interest requirement. Rev. Proc. 77-37. The case law is less restrictive than the Service's ruling guidelines in this area. Courts have found that a level of continuity of interest as low as 25% is sufficient. Leading commentators and experts in the field have stated that "As a rule of thumb, experienced practitioners view 40% continuity as sufficient." Ginsberg and Levin, Mergers, Acquisitions, and Buyouts, 6-187 (June 2001). ]

         [Thus, although no assurance can be given that the Service or a court would ultimately determine that the continuity of interest requirement has been met (and that the Merger qualifies as a reorganization) if the value of CompuDyne stock consideration received by Tiburon shareholders is less than 50%, by value, of the total outstanding stock of Tiburon, for the reasons set forth above, and the representations and warranties made to us by the management of CompuDyne and Tiburon, it is our opinion that the "continuity of interest" requirement as specified in Treas. Reg. Section 1.368-1 will be satisfied if the fair market value of the CompuDyne stock received by Tiburon shareholders is at least 40% of the total fair market value of the outstanding stock of Tiburon at the Effective Time. ]

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         [Based on the value of CompuDyne common stock at the Effective Time, the Stock Percentage elected by CompuDyne, and the calculation regarding the valuation of the CompuDyne common and preferred stock issued pursuant to the Merger, the 40 percent threshold described above has been met, and consequently, we are of the opinion that the continuity of interest requirement described in Treas. Reg. 1.368-1 has been satisfied.]

         The continuity of business enterprise, and business reason requirements of Treas. Reg. 1.368- 2(g) are fulfilled by the intent of CompuDyne to operate the Tiburon business as an integral part of the CompuDyne business.

CONCLUSIONS AND SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

         Based solely on the representations and facts reviewed above, and the analysis presented above, we are of the opinion that the following federal income tax consequences will result from the Merger:

         1) Provided that the proposed Merger qualifies as a statutory merger under Virginia law, the Merger will be a reorganization within the meaning of
Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code.

         2) Tiburon, New Tiburon, and CompuDyne will each be Aparty to a reorganization pursuant to Section 368(b).

         3) No gain or loss will be recognized by Tiburon on the transfer of its assets to New Tiburon and the assumption by New Tiburon of the liabilities of Tiburon.

         4) No gain or loss with be recognized by Tiburon on the distribution of CompuDyne stock or securities to Tiburon shareholders.

         5) If a Tiburon shareholder receives both cash and CompuDyne stock (other than cash received for fractional shares) in exchange for shares of Tiburon stock, then the gain, if any, realized by the Tiburon shareholder on receipt of the CompuDyne stock will be recognized, but not in an amount in excess of the cash received (other than fractional share payments.) No loss will be recognized.

         6) The basis of CompuDyne stock (including fractional shares to which Tiburon shareholders may be entitled) received by a Tiburon shareholder in exchange for such Tiburon stock will be the same as the basis of the Tiburon stock that was exchanged therefor, decreased by the amount of cash received (other than cash received in lieu of fractional shares), and increased by any gain recognized on the exchange.

         7) Cash received by a Tiburon shareholder who dissents to the Merger or elects to receive cash and receives only cash will be treated as a distribution in redemption of the Tiburon stock held by such shareholder, subject to the deemed dividend provisions of Section 302. If the distribution is not recharacterized as a dividend pursuant to Section 302, a shareholder will recognize gain or loss measured by the difference between the amount of cash received and the adjusted basis of the Tiburon stock surrendered. Such gain or loss will be capital in nature if the Tiburon stock was held by the Shareholder as a capital asset pursuant to Section 1221.

         8) The holding period of CompuDyne stock received by a Tiburon shareholder will

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include the period during which the Tiburon stock surrendered in the Merger was held by the Tiburon shareholder, provided that the Tiburon stock surrendered was a capital asset (as defined in section 1221) in the hands of the shareholder on the date of the Merger.

          9) To the extent a Tiburon shareholder receives cash instead of a fractional share of CompuDyne stock, such cash will be treated as if the fractional share were distributed as part of the Merger and then redeemed for cash by CompuDyne. These cash payments will be treated as having been received in exchange for the redeemed fractional share interests under Section 302(a). Such shareholders will be required to recognize gain or loss, measured by the difference between the cash received and the portion of the tax basis of the shareholder's CompuDyne stock allocable to the fractional share.

         10) A holder of Tiburon warrants who receives cash (other than cash received for warrants for fractional shares) and CompuDyne warrants in exchange for the Tiburon warrants will recognize the gain, if any, realized upon the exchange, but in an amount not in excess of the cash received (other than fractional share payments). Any gain recognized will be capital gain if the Tiburon warrants were held as a capital asset. Any loss realized upon the exchange will not be recognized.

         In addition to the assumptions set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below:

         1. This opinion represents and is based upon our best judgment regarding the application of relevant current provisions of the Code and interpretations of the foregoing as expressed in existing court decisions, administrative determinations (including the practices and procedures of the Service in issuing private letter rulings, which are not binding on the Service except with respect to the taxpayer that receives such a ruling) and published rulings and procedures all as of the date hereof. An opinion of counsel merely represents counsel's best judgment with respect to the probable outcome on the merits and is not binding on the Service or the courts. There can be no assurance that positions contrary to our opinions will not be taken by the Service, or that a court considering the issues would not hold differently from such opinions. Neither CompuDyne nor Tiburon has requested a ruling from the Service (and no ruling will be sought) as to any of the federal income tax consequences addressed in this opinion. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the opinion expressed herein. We undertake no responsibility to advise you of any new developments in the law or in the application or interpretation of the federal income tax laws.

         2. This letter addresses only the specific tax opinions set forth above. This letter does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger).

         3. We express no opinion regarding, among other things, the tax consequences of the Merger as applied to specific shareholders of Tiburon or that may be relevant to particular classes of Tiburon shareholders, such as tax exempt organizations, dealers in securities, financial institutions, insurance companies, corporate shareholders subject to the alternative minimum tax, Tiburon shareholders who hold shares of Tiburon common or preferred stock as part of a straddle, hedge or conversion transaction, or traders in securities who elect to apply a mark-to-market method

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of accounting, and holders of shares acquired upon exercise of stock options or in other compensatory transactions or through a qualified retirement plan.

         This opinion is provided to CompuDyne only, and without our prior consent, may not be relied upon, used, circulated, quoted or otherwise referred to in any manner by any person, firm, governmental authority or entity whatsoever other than reliance thereon by CompuDyne and the CompuDyne shareholders. Notwithstanding the prior sentence, we hereby consent to the use of this opinion letter as an exhibit to the Registration Statement and to the use of our name in the Registration Statement filing of our opinion with applicable regulatory authorities, if any. In giving the consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

                                                   Tyler Cooper & Alcorn, LLP



                                                   By___________________________
                                                    A Partner


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